Exhibit 21.1

Subsidiary List of CareCloud, Inc.

1.	MTBC Acquisition, Corp. (Delaware, US)

2.	CareCloud Practice Management, Corp. (Delaware, US)

3.	Meridian Medical Management, Inc. (Delaware, US)

4.	CareCloud Health, Inc. (Delaware, US)

5.	MTBC Bagh Private Limited (Pakistan)

6.	MTBC Private Limited (Pakistan)

7.	RCM – MediGain India, Pvt. Ltd. (India)

8.	RCM – MediGain Colombo, Pvt. Ltd. (Sri Lanka)

9.	medSR, Inc. (Delaware, US)

10.	CareCloud Acquisition, Corp. (Delaware, US)